UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                            AASTROM BIOSCIENCES INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    00253U107
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Mr. Roger B. Peikin
                      Aletheia Research & Management, Inc.
                       100 Wilshire Boulevard, Suite 1960
                             Santa Monica, CA 90401
                                 (310)-899-0800

                                 August 27, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00253U107                    13D                     Page 2 of 8 Pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Aletheia Research & Management, Inc., IRS No.- 95-4647814
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,711,474 shares of Common Stock.
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,111,474 shares of Common Stock.
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,111,474 shares of Common Stock.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.80%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Aastrom Biosciences Inc., a Michigan corporation (the "Issuer"). The Issuer maintains its principal executive office at 24 Frank Lloyd Wright Dr., PO Box 376, Ann Arbor, MI 48106.

Item 2. Identity and Background.

            (a) This statement is filed by Aletheia Research & Management, Inc., a California corporation, ("Aletheia"), with respect to shares of the Issuer's Common Stock held by managed accounts over which Aletheia has discretionary authority and partnerships with respect to which Aletheia serves as general partner.

            (b) The business address of Aletheia is 100 Wilshire Boulevard, Suite 1960, Santa Monica, CA 90401.

            (c) The principal business of Aletheia is securities investment.

            (d) During the past five years, neither Aletheia nor any of its executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Aletheia nor any of its executive officers, directors or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

            (f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

            Aletheia owns 4,711,474 shares of the Issuer's Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner. Such managed accounts and partnerships have paid $5,684,864 from their personal funds or working capital for such shares.

Item 4. Purpose of Transaction.

            Aletheia has acquired its shares of the Issuer's Common Stock for investment. Aletheia has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer;
(d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. Aletheia however reserves the right, at a later date, to effect one or more of such changes or transactions.

            Aletheia may continue to purchase additional shares of the Issuer's Common Stock or sell some or all of its shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with its best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

            Aletheia further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 81,127,735 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004) directly or indirectly beneficially owned by the Reporting Person is as follows:

                                                          Percentage of
Name                           Number of Shares        Outstanding Shares
----                           ----------------        ------------------

Aletheia                            4,711,474                 5.80%

            (b) Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 4,711,474 shares of the Issuer's Common Stock.

            (c) See Appendix 1 annexed hereto.

            (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Aletheia may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by managed accounts and partnerships over which Aletheia has discretionary authority. Aletheia disclaims beneficial ownership of all of such shares.

            Other than as set forth above, Aletheia has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

            None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2004

                                            ALETHEIA RESEARCH & MANAGEMENT, INC.


                                               By: /s/ Roger B. Peikin
                                                   -------------------------
                                                       Roger B. Peikin,
                                                    Executive Vice President

                                                                      APPENDIX 1

                    TRANSACTIONS IN AASTROM BIOSCIENCES INC.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

1. Aletheia Hyperion, L.P.

    TRADE                                                                    TOTAL COST OR
     DATE         NO. OF SHARES        PURCHASE OR SALE         PRICE         SALES PRICE
------------------------------------------------------------------------------------------
  7/02/2004           30,000                  SELL               0.88          $25,679.38
  7/20/2004           10,000                  SELL               0.84            8,139.77
  7/21/2004            5,000                  SELL               0.85            4,099.85
  7/23/2004            5,000                  SELL               0.85            4,099.89
  7/29/2004           15,000                  SELL               0.80           11,509.69
  7/30/2004           12,000                  SELL               0.80            9,009.77
  8/27/2004           17,000                   BUY               0.80           13,949.08
                      ------                                                   ----------

                      94,000                                                   $76,487.43

2. Aletheia Metron, L.P.

    TRADE                                                                    TOTAL COST OR
     DATE         NO. OF SHARES        PURCHASE OR SALE         PRICE         SALES PRICE
------------------------------------------------------------------------------------------
  7/21/2004            5,000                  SELL               0.84          $4,049.90
  7/26/2004            4,000                  SELL               0.83           3,199.92
  9/01/2004            2,000                   BUY               0.92           1,889.54
                      ------                                                   ---------

                      11,000                                                   $9,139.36

3. Aletheia Insider Index, L.P.

    TRADE                                                                    TOTAL COST OR
     DATE         NO. OF SHARES        PURCHASE OR SALE         PRICE         SALES PRICE
------------------------------------------------------------------------------------------
  7/01/2004           15,161                  SELL               0.89          $13,341.36
  8/02/2004           21,985                   BUY               0.80           17,807.85
  8/19/2004           38,328                   BUY               0.75           29,094.28
  8/19/2004           30,000                   BUY               0.76           23,004.00
  9/01/2004           17,312                   BUY               0.94           16,446.40
                     -------                                                   ----------

                     122,786                                                   $99,693.89

4 Aletheia I-Fund, L.P.

    TRADE                                                                    TOTAL COST OR
     DATE         NO. OF SHARES        PURCHASE OR SALE         PRICE         SALES PRICE
------------------------------------------------------------------------------------------
  8/20/2004           25,000                   BUY               0.78          $19,439.80

5 Managed Accounts

    TRADE                                                                    TOTAL COST OR
     DATE         NO. OF SHARES        PURCHASE OR SALE         PRICE         SALES PRICE
------------------------------------------------------------------------------------------
  6/29/2004              500                   BUY               0.89      $      469.80
  6/30/2004              500                   BUY               0.90             474.80
  6/30/2004              500                   BUY               0.90             474.80
  6/30/2004            4,000                  SOLD               0.89           3,540.11
  7/01/2004            2,000                  SOLD               0.87           1,720.15
  7/02/2004           30,000                   BUY               0.90          27,604.80
  7/02/2004              250                   BUY               0.90             249.80
  7/06/2004              250                   BUY               0.87             242.30
  7/07/2004            1,000                   BUY               0.87             898.36
  7/07/2004            1,000                   BUY               0.87             898.36
  7/08/2004            3,000                  SOLD               0.85           2,485.14
  7/08/2004           40,500                  SOLD               0.84          34,106.43
  7/09/2004           10,000                   BUY               0.87           8,732.30
  7/12/2004            8,000                   BUY               0.89           7,139.80
  7/13/2004            6,485                   BUY               0.90           6,024.84
  7/15/2004            4,000                   BUY               0.92           3,734.80
  7/15/2004            4,000                  SOLD               0.91           3,616.11
  7/15/2004              150                  SOLD               0.91             106.69
  7/16/2004           10,000                   BUY               0.89           9,104.80
  7/16/2004            1,000                   BUY               0.89             919.80
  7/16/2004            5,000                  SOLD               0.89           4,430.09
  7/20/2004            5,000                  SOLD               0.84           4,165.10
  7/21/2004           10,000                  SOLD               0.83           8,095.00
  7/22/2004            3,000                  SOLD               0.85           2,530.14
  7/23/2004           12,000                  SOLD               0.83           9,939.96
  7/26/2004           10,000                  SOLD               0.82           7,995.00
  7/26/2004           10,000                  SOLD               0.82           7,895.00
  7/26/2004           10,000                  SOLD               0.82           7,895.00
  7/30/2004           10,000                  SOLD               0.78           7,605.01
  8/04/2004            5,000                  SOLD               0.76           3,780.11
  8/04/2004            8,000                  SOLD               0.76           6,060.05
  8/05/2004            2,000                  SOLD               0.77           1,520.16
  8/06/2004            2,500                  SOLD               0.71           1,770.15
  8/12/2004           75,000                   BUY               0.72          55,129.80
  8/12/2004           25,000                   BUY               0.72          18,504.80
  8/12/2004           10,000                   BUY               0.72           7,304.80
  8/16/2004           10,000                   BUY               0.72           7,165.68
  8/16/2004            7,500                   BUY               0.72           5,664.75
  8/16/2004            7,500                   BUY               0.71           5,664.75
  8/17/2004            5,000                   BUY               0.70           3,580.80
  8/18/2004           50,000                   BUY               0.72          37,004.80
  8/19/2004            5,000                   BUY               0.74           3,724.80
  8/19/2004              500                   BUY               0.75             399.86
  8/19/2004           40,000                   BUY               0.75          30,409.72
  8/20/2004            3,000                   BUY               0.77           2,334.80
  8/23/2004            2,000                   BUY               0.82           1,664.80
  8/24/2004           10,000                   BUY               0.83           8,544.40
  8/24/2004            7,010                   BUY               0.79           5,647.49
  8/24/2004           15,000                   BUY               0.83          12,809.40
  8/25/2004            2,990                   BUY               0.79           2,386.90
  8/25/2004            3,990                   BUY               0.79           3,181.90

  8/26/2004              500                  SOLD               0.77             365.19
  8/26/2004            9,000                   BUY               0.78           7,087.09
  8/27/2004            6,000                   BUY               0.80           4,928.00
  8/27/2004            2,500                   BUY               0.79           1,999.80
  8/27/2004            5,000                   BUY               0.80           4,107.47
  8/27/2004            5,000                   BUY               0.80           4,107.47
  8/27/2004           34,000                   BUY               0.80          27,237.96
  8/30/2004            6,800                   BUY               0.83           5,792.21
  8/30/2004           50,000                   BUY               0.83          42,559.25
  8/30/2004           50,000                   BUY               0.83          42,559.25
  8/30/2004           10,000                   BUY               0.83           8,515.69
  8/30/2004           15,000                   BUY               0.83          12,771.14
  8/30/2004           10,000                   BUY               0.83           8,515.69
  8/30/2004            8,200                   BUY               0.83           6,819.73
  8/31/2004            2,000                   BUY               0.90           1,845.96
  8/31/2004           50,000                   BUY               0.90          46,033.85
  8/31/2004           30,000                   BUY               0.90          27,622.23
  8/31/2004           25,000                   BUY               0.90          23,019.33
  8/31/2004           30,000                   BUY               0.90          27,622.23
  8/31/2004           15,000                   BUY               0.90          13,813.52
  8/31/2004           20,000                   BUY               0.90          18,416.42
  8/31/2004           50,000                   BUY               0.90          46,033.85
  8/31/2004           50,000                   BUY               0.90          46,033.85
  8/31/2004            5,000                   BUY               0.90           4,607.71
  8/31/2004            1,500                   BUY               0.90           1,385.67
  8/31/2004            1,500                   BUY               0.90           1,385.67
  8/31/2004           35,000                   BUY               0.90          32,220.34
  8/31/2004           30,000                   BUY               0.90          27,022.23
  8/31/2004           55,500                   BUY               0.87          49,611.45
  9/01/2004           10,000                   BUY               0.92           9,452.50
  9/01/2004           25,000                   BUY               0.92          23,624.05
  9/01/2004           12,000                   BUY               0.92          11,342.04
  9/01/2004           20,000                   BUY               0.92          18,900.20
  9/01/2004           10,000                   BUY               0.92           9,452.50
  9/01/2004           11,000                   BUY               0.92          10,397.27
  9/01/2004           10,000                   BUY               0.92           9,452.50
  9/02/2004            4,000                   BUY               0.92           3,792.39
  9/02/2004              900                   BUY               0.92             864.01
  9/02/2004              900                   BUY               0.92             864.01
  9/02/2004            1,000                   BUY               0.92             939.80
  9/02/2004           15,000                   BUY               0.94          14,089.80
  9/02/2004              500                   BUY               0.92             479.80
                   ---------                                               -------------

                   1,231,925                                               $1,055,040.13